February 27, 2025

Jeremy Allaire
Chairman and Chief Executive Officer
Circle Internet Group, Inc.
One World Trade Center
New York, NY 10007

       Re: Circle Internet Group, Inc.
           Amendment No. 4 to
           Draft Registration Statement on Form S-1
           Submitted February 13, 2025
           CIK No. 0001876042
Dear Jeremy Allaire:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 14, 2025 letter.

Amendment No. 4 to Draft Registration Statement on Form S-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and capital resources
Cash flows, page 111

1. We note your response to prior comment 7. We also note your disclosure on page 91 that you "routinely use USDC for transactions and thus corporate-held
USDC
       contributes to the Circle stablecoin ecosystem's breadth" and your disclosure on page
       F-16 regarding your accounting for the use of corporate-held stablecoins to make payments for goods and services. Please revise your disclosure here, or where you
 February 27, 2025
Page 2

       deem appropriate, to clarify how you present the use of corporate-held USDC to pay operating expenses in your statements of cash flows consistent with your response to prior comment 7 and its predecessors. In addition, clarify the impact of using corporate-held USDC on your liquidity.
Financial Statements of Circle Reserve Fund, page F-56

2. We note your response to prior comment 6 and that you present a statement of assets and liabilities and a related schedule of investments only as of April 30, 2024 and a statement of operations only for the year then ended. As it appears from the information in your filing that the Circle Reserve Fund would meet the Rule 1-02(w)
       of Regulation S-X investment and/or income test at the 20% significance level as of
       December 31, 2023 as stipulated in Rule 3-09(b) of Regulation S-X, please revise your filing to also provide audited financial statements of the Circle Reserve Fund as of and for the period from commencement of operations through April 30, 2023.
       Otherwise explain why these financial statements are not required.
        Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638
if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Sandra Hunter Berkheimer at 202-551-
3758 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:   Richard D. Truesdell, Jr.